Exhibit to Accompany
Item 77J
Form N-SAR

Devcap Shared Return Fund
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2)
"Determination, Disclosure and Financial
Statement Presentation of Income,
Capital Gain and Return of Capital
Distributions by Investment Companies,"
the Fund is required to report the
accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at January
31, 2003, a reclassification was
recorded to decrease paid-in capital by
$4,189 and increase undistributed net
investment loss by $4,189.

This reclassification has no impact on
the net asset value of the Fund and is
designed to present the Fund's capital
account on a tax basis.

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